UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

POSITRON CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

737397109

(CUSIP Number)

Cecil O’Brate

3118 N Cummings Road, P.O. Box 399

Garden City, Kansas 46038

(620) 275-9231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737397109

1.	Names of Reporting Person Cecil O’Brate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,276,297.22 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,276,297.22 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,297.22 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Reflects the number of shares held by the reporting person following a reverse split of the issuer’s common stock, par value $0.0001 per share, on a 1 for 400 basis, effective April 8, 2015.
(2)	Based upon 14,275,797 shares of the issuer’s common stock, par value $0.0001 per share, outstanding as of November 23, 2015, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, that was filed by the issuer with the Securities and Exchange Commission on November 23, 2015.

This Amendment No. 1 to Schedule 13D is jointly filed by and on behalf of Cecil O’ Brate (the “Reporting Person”) to amend the Schedule 13D relating to shares of common stock, par value $0.0001 per share (the “Common Stock”) of Positron Corporation, a Texas corporation (the “Issuer”) previously filed by the Reporting Person with the Securities and Exchange Commission (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 28, 2015, DX and certain other creditors of the Issuer filed an involuntary chapter 11 bankruptcy petition against the Issuer in the U.S. Bankruptcy Court for the Northern District of Texas, Lubbock Division (the “Bankruptcy Court”), in a case pending under Case No. 15-502015-rlj, and styled: In re: Positron Corporation (the “Bankruptcy Proceeding”).

On April 19, 2016, certain creditors, including DX, (the “Creditors”) and the Issuer entered into a Terms For Agreed Structured Dismissal (“Structured Dismissal Agreement”) providing for the dismissal of the Bankruptcy Proceeding. On May 2, 2016, the creditors and the Issuer filed a Joint Motion to Approve Agreed Structured Dismissal Pursuant to Bankruptcy Rule 9019 (the “Joint Motion”). The Joint Motion has not been approved by the Bankruptcy Court, and certain creditors have filed objections to the Joint Motion. Such approval is the subject of the hearing to be held before the Bankruptcy Court on Wednesday, June 22, 2016. Certain terms of the Structured Dismissal Agreement are outlined below:

Once the order approving the Joint Motion is final and non-appealable (the “Order”), the Issuer will purchase any and all shares of Common Stock owned by the Reporting Person (the “Shares”) for the total consideration of $100,000 pursuant to a promissory note executed by the Issuer and payable to the Reporting Person (the “Settlement Note”). The Settlement Note will be payable at 4.5% interest in 12 monthly installments of $8,537.85 each. The Settlement Note will be secured by the Shares. Furthermore, within 10 days of the Order becoming final and non-appeal, the Issuer will convey either (i) all of the assets of Manhattan or (ii) the membership interest of Manhattan to a company and/or entity designed by DX. Upon such transaction, the Note, along with all related guarantees, security interest, and rights DX acquired from Los Alamos, will be fully extinguished, deemed paid in full, and discharged. In addition, DX may employ a consulting firm of its choice to conduct due diligence concerning the operations of the Manhattan facility located in Lubbock, Texas. In exchange for the opportunity to conduct such due diligence, DX or the Reporting Person will advance to the Issuer and Los Alamos certain funds. Upon completion of all terms included in the Structured Dismissal Agreement, the Creditors and the Issuer will prepare and file a Joint Motion to Dismiss the Bankruptcy Proceeding. Should the Bankruptcy Court determine the Issuer has failed to comply with the terms of the Structured Dismissal Agreement or if the Bankruptcy Court should fail to approve the Structured Dismissal Agreement, it must file a voluntary bankruptcy petition. In such case, it is the intention of DX to exercise the rights of a creditor in bankruptcy.

The foregoing is qualified in its entirety by reference to the Structured Dismissal Agreement and the Joint Motion, each of which is attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Loan Purchase and Sale Agreement, dated as of April 30, 2015, by and between DX, LLC and Los Alamos National Bank (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on July 10, 2015, by the Reporting Person with the Securities and Exchange Commission).

99.2	Letter Regarding Defaulted Promissory Note, dated as of June 12, 2015, by Andrew R. Seger on behalf of DX, LLC (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on July 10, 2015, by the Reporting Person with the Securities and Exchange Commission).

99.3	Terms For Agreed Structured Dismissal, dated as of April 19, 2016, by and among DX, LLC, Jason & Suzanne Kitten, Moress, LLC and Posi-Med, LLC and Positron Corporation (incorporated by reference to the Exhibit 10.1 of the Form 8-K filed on May 10, 2016, by Positron Corporation with the Securities and Exchange Commission).

99.4	Joint Motion to Approve Agreed Structured Dismissal Pursuant to Bankruptcy Rule 9019 (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2016	CECIL O’BRATE

/s/ Cecil O’Brate

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Loan Purchase and Sale Agreement, dated as of April 30, 2015, by and between DX, LLC and Los Alamos National Bank (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on July 10, 2015, by the Reporting Person with the Securities and Exchange Commission).

99.2	Letter Regarding Defaulted Promissory Note, dated as of June 12, 2015, by Andrew R. Seger on behalf of DX, LLC (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on July 10, 2015, by the Reporting Person with the Securities and Exchange Commission).

99.3	Terms For Agreed Structured Dismissal, dated as of April 19, 2016, by and among DX, LLC, Jason & Suzanne Kitten, Moress, LLC and Posi-Med, LLC and Positron Corporation (incorporated by reference to the Exhibit 10.1 of the Form 8-K filed on May 10, 2016, by Positron Corporation with the Securities and Exchange Commission).

99.4	Joint Motion to Approve Agreed Structured Dismissal Pursuant to Bankruptcy Rule 9019 (filed herewith).